SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 February 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change

Exhibit No: 99.1

18 February 2014

InterContinental Hotels Group PLC

Board Update

InterContinental Hotels Group PLC (“IHG”) today announces that Mr David Kappler will retire from the Board and his role as an independent Non-Executive Director of IHG on 31 May 2014. David was appointed to IHG’s Board on 21 June 2004.

David will step down as Chairman of the Audit Committee with effect from 1 April 2014 and will be replaced by Ian Dyson, a Director of IHG and a member of IHG’s Audit, Remuneration and Nomination Committees. Dale Morrison, a Director of IHG and a member of IHG’s Audit, Corporate Responsibility and Nomination Committees, will be appointed Senior Independent Director with effect from 31 May 2014.

Patrick Cescau, Non-Executive Chairman of IHG, commented: “On behalf of IHG I would like to thank David for his enormous contribution to IHG over the last ten years. He has been a great asset to the business through what has been a remarkable period of its history. We wish him all the very best for the future. I would also like to welcome Ian and Dale to their new roles on the Board, to which they both bring a wealth of experience.”

Notes

No information is required to be disclosed pursuant to LR 9.6.13R (1)-(6) in respect of this appointment.

Enquiries:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Media Relations (Yasmin Diamond; Zoë Bird): +44 (0)1895 512008

Notes to Editors:

Ian Dyson: Biography

Ian was appointed to the Board on 1st September 2013. He has held a number of senior executive and finance roles including Group Finance & Operations Director for Marks & Spencer Group plc for 5 years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was CEO of Punch Taverns plc, Finance Director for the Rank Group, and Group Financial Controller and Finance Director for the hotels division of the Hilton Group. Ian is currently a Non-Executive Director of Punch Taverns plc, a Non-Executive Director and Chairman of the Audit Committee of Betfair Group plc and Senior Independent and Non-Executive Director of ASOS plc.

Dale Morrison: Biography

Dale was appointed to the Board on 1st June 2011. A founding partner of TriPointe Capital Partners, a private equity firm, Dale was previously President and Chief Executive Officer of McCain Foods Limited and President and Chief Executive Officer of Campbell Soup Company. Dale is currently a Non-Executive Director of International Flavors & Fragrances Inc., a producer of flavours and fragrances, and Chairman of Findus Group Limited, a frozen food company.

IHG plc

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme with over 77 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns 4,700 hotels and 687,000 guest rooms in nearly 100 countries and territories. With more than 1,100 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 February 2014